BlackRock Debt Strategies Fund, Inc.
100 Bellevue Parkway
Wilmington, DE 19809

October 9, 2014

VIA EDGAR AND ELECTRONIC MAIL
John M. Ganley
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BlackRock Debt Strategies Fund, Inc. (File Nos. 333-196682 & 811-08603)

Dear Mr. Ganley:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Debt Strategies Fund, Inc. (the "Registrant") hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Friday, October 10, 2014, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)
should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLACKROCK DEBT STRATEGIES FUND, INC.

By:	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary